Exhibit 99.1

TotalEnergies SE

“Société européenne” with a share capital of € 5,471,001,187.50

Registered office: 2 place Jean Millier, La Défense 6, 92400 Courbevoie, France

542 051 180 RCS Nanterre

Preliminary notice of the Combined Shareholders’ Meeting

(Avis préalable à l’Assemblée générale mixte)

Shareholders are hereby notified that a Combined Shareholders’ Meeting (ordinary and extraordinary) of TotalEnergies SE will be held on Friday, May 29, 2026, at 2:00 p.m., at the Tour Coupole, 2 Place Jean Millier, La Défense 6, 92 400 Courbevoie.

The Combined Shareholders’ Meeting is called to deliberate on the following agenda:

Agenda

I.	Resolutions within the remit of the Ordinary Shareholders’ Meeting

-	Approval of the statutory financial statements for the fiscal year ended December 31, 2025
-	Approval of the consolidated financial statements for the fiscal year ended December 31, 2025
-	Appropriation of profit and determination of dividend for the year ended December 31, 2025
-	Authorization given to the Board of Directors, for a period of eighteen months, to operate on the Corporation’s shares
-	Agreements covered by Articles L. 225-38 et seq. of the French Commercial Code
-	Renewal of Ms. Marie-Christine Coisne-Roquette’s term of office as a director
-	Renewal of Ms. Anelise Lara’s term of office as a director
-	Renewal of Mr. Dierk Paskert’s term of office as a director
-	Appointment of Mr. Slawomir Krupa as a director
-	Approval of the information relating to the compensation of executive and non-executive directors (“mandataires sociaux”) mentioned in paragraph I of Article L. 22-10-9 of the French Commercial Code
-	Approval of the compensation policy applicable to directors
-	Approval of the fixed, variable and extraordinary components making up the total compensation and the in-kind benefits paid during the fiscal year 2025 or allocated for that year to Mr. Patrick Pouyanné, Chairman and Chief Executive Officer
-	Approval of the compensation policy applicable to the Chairman and Chief Executive Officer

II.	Resolutions within the remit of the Extraordinary Shareholders’ Meeting

-	Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the share capital either by issuing ordinary shares and/or securities giving access to the Corporation’s share capital or by incorporation of reserves, earnings or other, with maintenance of the shareholders’ preemptive subscription right
-	Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the share capital, within the framework of a public offering, by issuing ordinary shares and/or transferable securities giving access to the Corporation’s share capital, with cancellation of the shareholders’ preemptive subscription right
-	Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to issue, through an offer referred to in Article L. 411-2, 1° of the French Monetary and Financial

Code, ordinary shares and/or securities giving access to the share capital of the Corporation, resulting in a capital increase, with cancellation of the shareholders’ preemptive subscription right

-	Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the number of shares to be issued in the event of a capital increase with cancellation of the shareholders’ preemptive subscription right
-	Delegation of powers granted to the Board of Directors, for a period of twenty-six months, to increase the capital by issuing ordinary shares and/or securities giving access to the Corporation’s share capital in consideration for contributions in kind in the event of a public exchange offer initiated by the Corporation
-	Delegation of powers granted to the Board of Directors, for a period of twenty-six months, to increase the capital by issuing ordinary shares and/or securities giving access to the Corporation’s share capital in consideration for contributions in kind granted to the Corporation, with cancellation of the shareholders’ preemptive subscription right
-	Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to proceed to share capital increases, with cancellation of the shareholders’ preemptive subscription right, reserved to members of a company or group savings plan
-	Amendments to the Articles of the Corporation - Powers for formalities

III.	Item put on the agenda (without a resolution submitted to the shareholders’ vote)

Report on the implementation of the Corporation’s ambition with respect to sustainable development and energy transition

Proposed resolutions presented by the Board of Directors

Resolutions within the remit of the Ordinary Shareholders’ Meeting

First resolution

(Approval of the statutory financial statements for the fiscal year ended December 31, 2025)

The shareholders‘ Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, after having reviewed the reports by the Board of Directors and the statutory auditors, approves the statutory financial statements for the fiscal year ended December 31, 2025, as presented to them, as well as the transactions reflected in these accounts and summarized in these reports.

Second resolution

(Approval of the consolidated financial statements for the fiscal year ended December 31, 2025)

The shareholders‘ Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, after having reviewed the reports by the Board of Directors and the statutory auditors, approves the consolidated financial statements for the fiscal year ended December 31, 2025, as presented to them, as well as the transactions reflected in these accounts and summarized in these reports.

Third resolution

(Appropriation of profit and determination of dividend for the year ended December 31, 2025)

The shareholders’ Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, notes, given the profit for the fiscal year ended December 31, 2025, which amounts to €13,720,781,668.27 and the retained earnings as of December 31, 2025, of €24,244,710,986.01, that the distributable profit to be allocated amounts to €37,965,492,654.78.

The Shareholders' Meeting, upon the proposal of the Board of Directors, after deciding to set the ordinary dividend for the 2025 fiscal year at €3.40 per share, decides to allocate the distributable earnings for the year ended December 31, 2025, as follows:

Distributable earnings	€37,965,492,654.28
Allocation to the legal reserve	__ (a)
2025 Ordinary Dividend	€7,414,366,634.60
Retained earnings after distribution	€30,551,126,019.68

(a)	As the legal reserve has reached the threshold of 10% of the share capital, no allocation is proposed.

On the 2025 ordinary dividend

The total dividend for the 2025 fiscal year would amount to €7,414,366,634.60, i.e.:

-	€3,662,201,323.25, amount paid in respect of the first and second interim dividends for the 2025 fiscal year (€1,841,109,954.35 and €1,821,091,368.90 respectively);

-	€1,827,872,152.95, the maximum amount that may be paid on April 2, 2026, as part of the third interim dividend for the 2025 fiscal year; and

-	€1,924,293,158.40, an amount that may be paid to the maximum number of shares that could be entitled to the payment of the final dividend for the 2025 fiscal year, i.e. 2,263,874,304 shares corresponding to:

o	2,206,585,543 shares comprising the share capital of TotalEnergies SE on December 31, 2025, less treasury shares held for cancellation, i.e. 56,147,716 shares as of December 31, 2025, and

o	18,000,000 shares, the maximum number of shares that may be issued under the share capital increase reserved for employees decided by the Board of Directors on September 24, 2025, the indicative completion date of which has been set for June 11, 2026, and entitling the employee to the final dividend for the 2025 fiscal year, and

o	95,436,477 shares, number of shares to be issued in connection with the EPH transaction, if it were to be finalized before June 30, 2026.

It is specified that if, at the time of payment of the third interim dividend and the final ordinary dividend, the number of shares giving entitlement to an ordinary dividend for the fiscal year ended December 31, 2025 is less than the maximum number of shares eligible for the above-mentioned dividend, due to the Corporation’s repurchase of its own shares and following a share capital increase reserved for employees below the maximum amount referred to above, the profit corresponding to the third interim dividend and the final of the ordinary dividend that has not been paid in respect of these shares will be allocated to the "retained earnings" account.

As the first three interim ordinary dividends, each amounting to €0.85 per share, the final ordinary dividend to be distributed for the year ended December 31, 2025, would be €0.85 per share. It would be detached from the share on June 30, 2026, and paid in cash on Euronext on July 2, 2026, and on the New York Stock Exchange on July 22, 2026.

In addition, it is specified that for shareholders who are natural persons domiciled in France for tax purposes, the three interim dividends on ordinary dividend and the final ordinary dividend for the fiscal year ended December 31, 2025 are subject, when they are paid, to a non-definitive withholding tax at the rate of 12.8% on their gross amount, as an advance payment of income tax as well as social security contributions at the rate of 18.6% since January 1st, 2026 (17.2% before this date).

This withholding tax is deductible from the single flat-rate withholding tax due at the same rate of 12.8%, which constitutes a final tax under Article 200 A, 1 A 1° of the French General Tax Code1.

However, at the general option2 of the shareholders, dividends may be taxed at the progressive income tax rate. In this case, the interim dividends and final dividend are eligible for the 40% allowance provided for in Article 158 3 2° of the French General Tax Code. The 12.8% non-discharging withholding tax is deductible from the income tax of the year in which the dividend is received. If it exceeds the tax due, it is refunded. In addition, in accordance with the third paragraph of Article 117 quarter of the French General Tax Code, natural persons belonging to a tax household whose reference tax income for the penultimate year is less than €50,000 for single, divorced or widowed taxpayers and €75,000 for taxpayers subject to joint taxation, may apply to be exempted from the non-discharging withholding tax of 12.8% under the conditions provided for in Article 242 quarter of the French General Tax Code.

The amount of ordinary and extraordinary dividends distributed for the previous three fiscal years as well as the amount of the dividend proposed at the Shareholders' Meeting for the 2025 fiscal year are set out below:

Period	Nature of the dividend	Gross dividend per share (in €)	Total Dividend (in € million)
2025	Interim(a) Final(a) Total	0.85(b), 0.85(c), 0.85(d) 0.85(e) 3.40(e)	7,414.4(e) (f)
2024	Interim(a) Final(a) Total	0.79(b), 0.79(c), 0.79(d) 0.85 3.22	7,209.0
2023	Interim(a)	0.74(b), 0.74(c), 0.74(d)	7,060.4
	Final(a)	0.79
	Total	3.01
2022	Ordinary Interim(a)	0.69(b), 0.69(c), 0.69(d)	9,448.1
	Exceptional (a)	1.00
	Final(a)	0.74
	Total	3.81

(a)	Amounts eligible for the 40% allowance benefiting persons resident for tax purposes in France, provided for in Article 158 3 2° of the French General Tax Code, in the event of an option for the progressive scale.
(b)	1st interim.
(c)	2nd interim.
(d)	3rd interim.
(e)	Subject to approval by the Shareholders’ Meeting on May 29, 2026.
(f)	The maximum amount that can be paid.

1 It should be noted, however, that the interim dividends and the final dividend are included in the reference tax income for the year in which they are received, serving as the basis for calculating the exceptional contribution on high incomes. This is due at a rate of 3% on the fraction of the reference tax income between €250,001 and €500,000 (for single, divorced or widowed taxpayers) or between €500,001 and €1,000,000 (for taxpayers subject to joint taxation) and at a rate of 4% above that. The differential contribution on high incomes introduced, for the same taxpayers, by the Finance Act for 2025, and aimed at ensuring a minimum tax of 20%, has also been extended by the Finance Act for 2026 until the taxation of income for the year in which the general budget deficit becomes less than 3% of gross domestic product.

2 The taxpayer may opt, expressly and irrevocably before the deadline for his or her return and in a global manner in respect of all of his or her income as defined in Article 200 A 1 of the French General Tax Code, for the taxation of his or her income within the scope of the single flat-rate levy at the progressive income tax scale in accordance with Article 200 A, 2 of the French General Tax Code. For the income tax due for the year 2026 and subsequent years, the option is no longer irrevocable, i.e. the taxpayer can waive it a posteriori if it turns out that it is ultimately more unfavorable to him.

Fourth resolution

(Authorization given to the Board of Directors, for a period of eighteen months, to operate on the Corporation’s shares)

The Shareholders' Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, after having reviewed the report of the Board of Directors and the information contained in the description of the program drawn up in accordance with Articles 241-1 and following the General Regulations of the Autorité des Marchés Financiers, or any other regulation relating to market abuse that may apply to the Company, authorizes the Board of Directors, with the ability to sub-delegate under the conditions provided for by law, in accordance with the provisions of Article L. 22-10-62 of the French Commercial Code, European Regulation (EU) No. 596/2014 of April 16, 2014 on market abuse, and the General Regulation of the Autorité des Marchés Financiers, to buy or sell shares of the Corporation in the context of the implementation of a share buyback program.

The acquisition, sale or transfer of these shares may be carried out by any means on regulated markets, multilateral trading facilities or over-the-counter (OTC), including by acquisition or disposal of blocks of shares, under the conditions authorized by the relevant market authorities. In this context, these means include the use of any derivative financial instrument traded on regulated markets and the implementation of optional strategies.

These transactions may be carried out at any time, in compliance with the regulations in force on the date of the relevant transactions, excluding periods of public offerings on the Corporation’s share capital.

The maximum purchase price is set at €100 per share (excluding transaction costs) or the equivalent of this amount on the same date in any other currency. In the event of a share capital increase by capitalization of reserves and free allocation of shares or in the event of a split or consolidation of the Corporation’s shares, this maximum price will be adjusted by a multiplier equal to the ratio of the number of shares comprising the share capital before the transaction and the number after the transaction.

Pursuant to the provisions of Article L. 22-10-62 of the French Commercial Code, the maximum number of shares that may be purchased under this authorization may not exceed 10% of the total number of shares comprising the share capital on the date this authorization is used. This 10% limit applies to an amount of the Corporation’s share capital which will, if necessary, be adjusted to take into account the transactions that have affected the share capital after this Meeting, as the acquisitions made by the Corporation may not under any circumstances lead it to hold, directly or indirectly through subsidiaries, more than 10% of the share capital.

On an indicative basis, as of February 28, 2026, among the 2,188,400,475 shares comprising the share capital, the Corporation directly held 49,081,518 shares. As a result, the maximum number of shares that the Corporation may buy back is 169,758,529 shares and the maximum amount that it would have to pay to acquire these shares is €16,975,852,900.00 (excluding transaction costs).

The objective of this share buyback program will be to reduce the Corporation’s share capital or to enable it to meet obligations related to:

-	debt securities convertible or exchangeable into shares of the Corporation; and/or
-	stock option programs, free share allocation plans, employee share ownership plans or company savings plans, or other share allocations to executive officers or employees of the Corporation or a TotalEnergies company.

The purpose of the buybacks could also be to implement the market practice accepted by the Autorité des Marchés Financiers, namely the stimulation of the secondary market or the liquidity of the

Corporation’s shares by an investment services provider under a liquidity contract in accordance with the code of ethics recognized by the Autorité des Marchés Financiers.

This program would also be intended to allow the Corporation to transact, on the stock exchange or off-market, in its shares within the framework of any other purpose authorized by the regulations in force or any other market practice accepted or which would become authorized on the date of the transactions in question. In the event of transactions carried out outside the objectives mentioned above, the Corporation will inform its shareholders by means of a press release.

Depending on these objectives, the treasury shares acquired could be either:

-	cancelled, subject to authorization in force to reduce the share capital given by the Shareholders’ Meeting;
-	granted free of charge to employees and executive officers of the Corporation or of TotalEnergies companies;
-	granted to the beneficiaries of stock options of the Corporation in the event of exercise, whether transferred to employees directly or through employee savings funds;
-	remitted following the exercise of rights attached to securities entitled to the allocation of shares of the Corporation by redemption, conversion, exchange, presentation of a warrant or in any other way; and
-	used in any other manner consistent with the objectives set out in this resolution.

The shares repurchased and retained by the Corporation will be deprived of voting rights and will not be eligible for the payment of the dividend.

This authorization is given for a period of eighteen months from the date of this meeting. It deprives of effect, to the extent of the unused part, any previous authorization having the same purpose.

All powers are granted to the Board of Directors, with the ability to sub-delegate, to ensure the implementation of this authorization.

Fifth resolution

(Agreements covered by Articles L. 225-38 et seq. of the French Commercial Code)

The shareholders' Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, upon the presentation of the special report of the statutory auditors as set forth by Article L. 225-40 of the French Commercial Code concerning the agreements covered by Articles L. 225-38 et seq. of the French Commercial Code, hereby approves the special report of the statutory auditors, in which no new agreement is mentioned.

Sixth resolution

(Renewal of Ms. Marie-Christine Coisne-Roquette’s term of office as a director)

The shareholders' Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, on the proposal of the Board of Directors, hereby renews Ms. Marie-Christine Coisne-Roquette’s term of office as a director for a period of three years, which will expire at the end of the Shareholders’ Meeting called in 2029 to approve the financial statements for the year ending December 31, 2028.

Seventh resolution

(Renewal of Ms. Anelise Lara’s term of office as a director)

The shareholders' Meeting, voting under the conditions of quorum and majority required for the Ordinary Shareholders’ Meetings, on the proposal of the Board of Directors, hereby renews Ms. Anelise Lara’s term of office as a director for a period of three years, which will expire at the end of the Shareholders’ Meeting called in 2029 to approve the financial statements for the year ending December 31, 2028.

Eighth resolution

(Renewal of Mr. Dierk Paskert’s term of office as a director)

The shareholders' Meeting, voting under the conditions of quorum and majority required for the Ordinary Shareholders’ Meetings, on the proposal of the Board of Directors, hereby renews Mr. Dierk Paskert’s term of office as a director for a period of three years, which will expire at the end of the Shareholders’ Meeting called in 2029 to approve the financial statements for the year ending December 31, 2028.

Ninth resolution

(Appointment of Mr. Slawomir Krupa as a director)

The shareholders' Meeting, voting under the conditions of quorum and majority required for the Ordinary Shareholders’ Meetings, on the proposal of the Board of Directors, hereby appoints Mr. Slawomir Krupa as director for a period of three years, which will expire at the end of the Shareholders’ Meeting called in 2029 to approve the financial statements for the fiscal year ending December 31, 2028.

Tenth resolution

(Approval of the information relating to the compensation of executive and non-executive directors (“mandataires sociaux”) mentioned in paragraph I of Article L. 22-10-9 of the French Commercial Code)

The shareholders' Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, hereby approves, in accordance with Article L. 22-10-34 II of the French Commercial Code, the information mentioned in paragraph I of Article L. 22-10-9 of the French Commercial Code as presented in the report on corporate governance covered by Article L. 225-37 of the French Commercial Code and included in the Corporation’s 2025 Universal Registration Document (Chapter 4, points 4.3.1.2 and 4.3.2.1).

Eleventh resolution

(Approval of the compensation policy applicable to directors)

The shareholders' Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, hereby approves, in accordance with Article L. 22-10-8 II of the French Commercial Code, the compensation policy applicable to the Corporation’s directors, as presented in the report on corporate governance covered by Article L. 225-37 of the French Commercial Code and included in the Corporation’s 2025 Universal Registration Document (Chapter 4, point 4.3.1).

Twelfth resolution

(Approval of the fixed, variable and extraordinary components making up the total compensation and the in-kind benefits paid during the fiscal year 2025 or allocated for that year to Mr. Patrick Pouyanné, Chairman and Chief Executive Officer)

The shareholders' Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, hereby approves, in accordance with Article L. 22-10-34 II of the French Commercial Code, the fixed, variable and extraordinary components making up the total compensation and the in-kind benefits paid during the fiscal year 2025 or allocated for that year to Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, as presented in the report on corporate governance covered by Article L. 225-37 of the French Commercial Code and included in the Corporation’s 2025 Universal Registration Document (Chapter 4, point 4.3.2.1).

Thirteenth resolution

(Approval of the compensation policy applicable to the Chairman and Chief Executive Officer)

The shareholders' Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, hereby approves, in accordance with Article L. 22-10-8 II of the French Commercial Code, the compensation policy applicable to the Corporation’s Chairman and Chief Executive Officer, as presented in the report on corporate governance covered by Article L. 225-37 of the French Commercial Code and included in the Corporation’s 2025 Universal Registration Document (Chapter 4, point 4.3.2.2).

Resolutions within the remit of the Extraordinary Shareholders’ Meeting

Fourteenth resolution

(Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the share capital either by issuing ordinary shares and/or securities giving access to the Corporation’s share capital or by incorporation of reserves, earnings or other, with maintenance of the shareholders’ preemptive subscription right)

The shareholders’ Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, after having reviewed the report by the Board of Directors and the special report of the statutory auditors, in accordance with the provisions of Articles L. 225-129, L. 225-129-2 and L. 228-91 et seq. of the French Commercial Code:

1°	delegates to the Board of Directors, with the ability to subdelegate under the conditions provided for by law, its competence to decide on one or more share capital increases by issuing, in France or abroad, in the proportions and at the times that it shall see fit, in euros, in foreign currencies or in any monetary unit established by reference to several currencies, ordinary shares of the Corporation and/or securities giving access by any means, immediately and/ or in the future, to new or existing ordinary shares of the Corporation;

2°	resolves, on the one hand, that the total nominal amount of the share capital increases likely to be carried out in this way, immediately and/or in the future, in France or abroad, may not exceed 50% of the share capital existing on the date of the meeting of the Board of Directors deciding on the issuance, a ceiling to which shall be added, where applicable, the nominal value of the shares to be issued to preserve, in accordance with the law, the rights of holders of securities giving access to the Corporation’s share capital;

3°	decides, on the other hand, that shall be deducted from this overall ceiling where applicable, the total nominal amount of all share capital increases likely to be carried out, immediately and/or in the future, by virtue of (i) the fifteenth resolution of this Meeting relating to the issuance, within the framework of a public offering, of ordinary shares and/or securities giving access to the Corporation’s share capital with cancellation of the shareholders’ preemptive subscription right and (ii) the twentieth resolution of this Meeting relating to the implementation of share capital increases reserved for members of a company or group savings plan.

4°	in addition, decides that on the total nominal amount of share capital increases likely to be carried out pursuant to the fifteenth resolution below, shall be deducted, where applicable, the nominal amount of share capital increases likely to be carried out pursuant to:

-	the sixteenth resolution relating to the issuance of ordinary shares and/or securities giving access to the Corporation’s share capital through an offer referred to in Article L. 411−2, 1° of the French Monetary and Financial Code,

-	the seventeenth resolution relating to the possibility of increasing the number of shares to be issued in the event of a share capital increase with cancellation of the shareholders’ preemptive subscription right,
-	the eighteenth resolution relating to the issuance of ordinary shares and/or securities giving access to the share capital of the Corporation in consideration for securities tendered to a public exchange offer initiated by the Corporation,
-	the nineteenth resolution relating to the issuance of ordinary shares and/or securities giving access to the share capital of the Corporation in consideration for contributions in kind granted to the Corporation;

5°	further resolves, that the total nominal amount of debt securities giving access, immediately and/or in the future, to the share capital of the Corporation, likely to be issued by virtue of this resolution and under the fifteenth, sixteenth, eighteenth and nineteenth resolutions, may not exceed a ceiling of ten billion euros, or its equivalent in any other currency, on the date of the decision to issue;

6°	resolves that the shareholders shall have, in proportion to the number of Corporation shares they own, a preemptive subscription right on an irreducible basis to the securities issued pursuant to this resolution. The Board of Directors may also grant shareholders the right to subscribe, on a reducible basis to a number of transferable securities greater than that which they may subscribe to on an irreducible basis, in proportion to the subscription right available to them and within the limit of their requests;

7°	resolves that if the subscriptions on an irreducible basis and, where applicable, reducible basis, have not absorbed the total issuance of shares and/or securities as defined above, the Board of Directors may allocate at its discretion all or some of the unsubscribed securities, offer all or some of the unsubscribed securities to the public, or limit the share capital increase to the amount of subscriptions subject to the provisions of Article L. 225-134 I-1º of the French Commercial Code;

8°	acknowledges that, in accordance with Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the Corporation's share capital automatically entails the waiver by shareholders of their preemptive subscription right to equity securities to which the securities issued in accordance with this delegation would give right, immediately and/or in the future, for the benefit of the holders of these securities;

9°	resolves that, in accordance with Article L. 225-130 of the French Commercial Code, the Board of Directors shall have the competence to decide one or more share capital increases by incorporation of premiums, reserves, earnings or other, the capitalization of which shall be authorized by law and the bylaws of the Corporation, in the form of the free allocation of shares or an increase in the nominal value of existing shares. In this case, the fractional rights to shares will not be negotiable or transferable and the corresponding shares shall be sold, the sums resulting from the sale being allocated to the holders of the rights within the period provided for by the regulations;

10°	resolves that the Board of Directors shall have all powers, with the ability to sub-delegate under the conditions provided for by law, to implement this resolution and, in particular, to:

-	set the terms and conditions of the share capital increases and set the dates, terms and conditions of the issuances carried out pursuant to this resolution, determine the nature and characteristics of the securities giving access to the Corporation’s share capital, the terms and conditions for the allotment of equity securities to which these securities would give entitlement as well as the dates on which these allocation rights may be exercised,
-	set the opening and closing dates for subscriptions, the price, the vesting date for shares issued, the terms and conditions for the payment of the share, grant time limits for such payment,

-	make any adjustments intended to consider the impact of transactions on the Corporation’s share capital,
-	charge, if it deems it appropriate, the costs, duties and fees generated by the issuances against the amount of the corresponding premiums and, where applicable, deduct from this amount the sums necessary to bring the legal reserve to one tenth of the new share capital after each issuance,
-	and, more generally, do all that will be useful or necessary and enter into all agreements or arrangements, in particular to achieve the successful completion of the contemplated issuances envisaged, perform all acts and formalities to the effect of recording the completion of the share capital increase(s), amend the bylaws accordingly, and carry out all formalities required for the admission to trading of the shares issued;

11°	acknowledges that this delegation renders ineffective, up to the unused portion, any prior delegation with the same purpose.

This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting.

The Board of Directors may not, unless previously authorized by the Shareholders’ Meeting, make use of this delegation of competence as from the filing by a third party of a proposed public offer for the Corporation’s securities and until the end of the offer period.

Fifteenth resolution

(Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the share capital, within the framework of a public offering, by issuing ordinary shares and/or transferable securities giving access to the Corporation’s share capital, with cancellation of the shareholders’ preemptive subscription right)

The shareholders’ Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, after having reviewed the report of the Board of Directors and the special report of the statutory auditors, and in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135, L. 22-10-52 and L. 228-91 et seq. of the French Commercial Code:

1°	delegates to the Board of Directors, with the ability to sub-delegate under the conditions provided for by law, its competence to decide on one or more share capital increases with cancellation of preemptive subscription rights, by way of public offerings, by issuing, in France or abroad, in the proportions and at the times that it shall determine, in euros, in foreign currencies or any monetary unit established by reference to several currencies, ordinary shares of the Corporation and/or securities giving access by any means, immediately and/ or in the future, to new or existing ordinary shares of the Corporation;

2°	resolves that the total nominal amount of the share capital increases likely to be carried out immediately and/or in the future, may not exceed 10% of the share capital existing on the date of the meeting of the Board of Directors deciding on the issuance, it being specified that the nominal amount of these share capital increases shall be deducted from the ceiling authorized by this Meeting in the fourteenth resolution;

3°	further resolves, that the total nominal amount of securities representing debt securities giving access, immediately and/or in the future, to the Corporation’s share capital, likely to be issued by virtue of this resolution and of the fourteenth, sixteenth, eighteenth and nineteenth resolutions, may not exceed a ceiling of ten billion euros, or its equivalent in any other currency, on the date of the decision to issue;

4°	resolves, on the one hand, in accordance with Article L. 225-135 of the French Commercial Code, to cancel the shareholders’ preemptive subscription right to the securities issued pursuant to this resolution and, on the other hand, in accordance with Article L. 22-10-51 of the French Commercial Code, to grant the Board of Directors the ability to establish a priority period for the benefit of shareholders, the terms of which it will set in accordance with the regulations in force on the date of the relevant transactions to subscribe all or part of the securities to be issued;

5°	acknowledges that, in accordance with Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the Corporation's share capital automatically entails the waiver by shareholders of their preemptive subscription right to equity securities to which the securities issued under this delegation would give right, immediately and/or in the future, for the benefit of the holders of these securities;

6°	resolves, in accordance with Article L. 22-10-52 1° of the French Commercial Code, that the issuance price of the shares issued pursuant to this delegation will be set by the Board of Directors and shall be at least equal to the volume-weighted average price over the last three trading days on the Euronext Paris market preceding the start of the offering, possibly reduced by a maximum discount of 10%;

7°	resolves that the Board of Directors shall have all powers, with the ability to sub-delegate under the conditions provided for by law, to implement this resolution and, in particular, to:
-	set the terms and conditions of the share capital increases and set the dates, terms and conditions of the issuances carried out pursuant to this resolution, determine the nature and characteristics of the securities giving access to the Corporation’s share capital, the terms and conditions for the allocation of equity securities to which these securities would give entitlement as well as the dates on which these allocation rights may be exercised,
-	set the opening and closing dates for subscriptions, the price, the vesting date for shares issued, the terms and conditions for the payment of the share, grant time limits for such payment,
-	make any adjustments intended to consider the impact of transactions on the Corporation’s share capital,
-	charge, if it deems it appropriate, the costs, duties and fees generated by the issuances against the amount of the corresponding premiums and, where applicable, deduct from this amount the sums necessary to bring the legal reserve to one-tenth of the new share capital after each issuance,
-	and, more generally, do all that will be useful or necessary and enter into all agreements or arrangements, in particular to achieve the successful completion of the contemplated issuances envisaged, perform all acts and formalities to the effect of recording the completion of the increase(s) of capital, amend the bylaws accordingly, carry out all formalities required for the admission to trading of the shares issued;

8°	acknowledges that this delegation renders ineffective, up to the unused portion, any prior delegation having the same purpose.

This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting.

The Board of Directors may not, unless previously authorized by the Shareholders’ Meeting, make use of this delegation of competence as from the filing by a third party of a proposed public offer for the Corporation’s securities and until the end of the offer period.

Sixteenth resolution

(Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to issue, through an offer referred to in Article L. 411-2, 1° of the French Monetary and Financial Code, ordinary shares and/or securities giving access to the share capital of the Corporation, resulting in a share capital increase, with cancellation of the shareholders’ preemptive subscription right)

The shareholders’ Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, after having reviewed the report of the Board of Directors and the special report of the statutory auditors, in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135, L. 22-10-52 and L. 228-91 et seq. of the French Commercial Code:

1°	delegates to the Board of Directors, with the ability to sub-delegate under the conditions provided for by law, its competence to decide on one or more share capital increases of the Corporation, in France and/or abroad, in the proportions and at the times that it sees fit, by an offer set referred to in Article L. 411-2, 1° of the French Monetary and Financial Code, in euros, in foreign currencies or in any monetary unit established by reference to several currencies, of ordinary shares of the Corporation and/or securities giving access by any means, immediately and/or in the future, to new or existing ordinary shares of the Corporation;

2°	resolves that the total nominal amount of the share capital increases likely to be carried out immediately and/or in the future, may not exceed 10% of the share capital existing on the date of the meeting of the Board of Directors deciding on the issuance, it being specified that the nominal amount of the share capital increases carried out pursuant to this resolution will be deducted from the ceiling of 10% of the share capital existing on the date of the meeting of the Board of Directors deciding the issuance authorized by this Meeting in the fifteenth resolution;

3°	further resolves, that the total nominal amount of securities representing debt securities giving access, immediately and/or in the future, to the share capital of the Corporation, likely to be issued pursuant to this resolution and under the fourteenth, fifteenth, eighteenth and nineteenth resolutions, may not exceed a ceiling of ten billion euros, or its equivalent in another currency, on the date of the decision to issue;

4°	resolves to cancel the preemptive subscription right of the shareholders to ordinary shares and securities giving access to the share capital of the Corporation that may be issued under this delegation;

5°	acknowledges that, in accordance with Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the share capital of the Corporation automatically entails the waiver by shareholders of their preemptive subscription right to equity securities to which the securities issued under this delegation would give right, immediately and/or in the future, for the benefit of holders of these securities;

6°	resolves, in accordance with Article L. 22-10-52 1° of the French Commercial Code, that the issuance price of the shares issued pursuant to this delegation will be set by the Board of Directors and shall be at least equal to the volume-weighted average price over the last three trading days on the Euronext Paris market preceding the start of the offering, possibly reduced by a maximum discount of 10%.

7°	resolves that the Board of Directors shall have all powers, with the ability to sub-delegate under the conditions provided for by law, to implement this resolution and, in particular, to:

-	set the terms and conditions of the share capital increase(s) and set the dates, terms and conditions of the issuances carried out pursuant to this resolution, determine the nature and characteristics of the securities giving access to the Corporation’s share capital, the terms and conditions for the allocation of equity securities to which these securities would give right as well as the dates on which these allocation rights may be exercised,
-	set the opening and closing dates for subscriptions, the price, the vesting date for shares issued, the terms and conditions for the payment of the share, grant time limits for such payment,
-	make any adjustments intended to consider the impact of transaction on the Corporation’s share capital,
-	charge, if it deems it appropriate, the costs, duties and fees generated by the issuances against the amount of the corresponding premiums and, if necessary, deduct from this amount the sums necessary to bring the legal reserve to one-tenth of the new share capital after each issuance,
-	and, more generally, do all that may be useful or necessary and enter into all agreements or arrangements, in particular to achieve the successful completion of the contemplated issuances, perform all acts and formalities to the effect of recording the share capital increase(s), amend the bylaws accordingly and carry all formalities required for the admission to trading of the shares issued;

8°	acknowledges that this delegation renders ineffective, up to the unused portion, any prior delegation having the same purpose.

This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting.

The Board of Directors may not, unless previously authorized by the Shareholders’ Meeting, make use of this delegation of competence as from the filing by a third party of a proposed public offer for the securities of the Corporation and until the end of the offer period.

Seventeenth Resolution

(Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the number of shares to be issued in the event of a share capital increase with cancellation of the shareholders’ preemptive subscription right)

The shareholders’ Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, after having reviewed the report of the Board of Directors and the special report of the statutory auditors, in accordance with the provisions of Articles L. 225-129-2, L. 225-135-1, and R. 225-118 of the French Commercial Code:

1°	delegates to the Board of Directors, with the ability to sub-delegate provided for by law, its competence to decide to increase the number of shares to be issued in the event of an issuance, with cancellation of the preemptive subscription right of the shareholders, carried out pursuant to the fifteenth and sixteenth resolutions of this Meeting, at the same price as that adopted for the initial issuance, within the time limits and thresholds provided by the regulations in force on the date of the decision to issue (in accordance with regulations currently in force, within thirty days of the closing of the subscription and within the limit of 15% of the initial issuance);

2°	resolves that the amount of the share capital increases likely to be carried out pursuant to this delegation shall be deducted from the ceiling for share capital increases with cancellation of the shareholders’ preemptive subscription right authorized by this Meeting in the fifteenth resolution;

3°	acknowledges that this delegation renders ineffective, up to the unused portion, any prior delegation having the same purpose.

This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting.

The Board of Directors may not, unless previously authorized by the Shareholders’ Meeting, make use of this delegation of competence as from the filing by a third party of a proposed public offer for the securities of the Corporation and until the end of the offer period.

Eighteenth resolution

(Delegation of powers granted to the Board of Directors, for a period of twenty-six months, to increase the share capital by issuing ordinary shares and/or securities giving access to the Corporation’s share capital in consideration for contributions in kind in the event of a public exchange offer initiated by the Corporation)

The shareholders’ Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, after having reviewed the report of the Board of Directors and the special report of the statutory auditors, and in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 22-10-54 and L. 228-91 et seq. of the French Commercial Code:

1°	delegates to the Board of Directors, with the ability to sub-delegate under the conditions provided for by law, its competence to decide one or more share capital increases by issuing ordinary shares of the Corporation, in France or abroad, in the proportions and at the times it sees fit, in euros, in foreign currencies or in any monetary unit established by reference to several currencies, ordinary shares of the Corporation and/or securities giving access by any means, immediately and/or in the future, to new or existing ordinary shares of the Corporation, as consideration for securities contributed as part of a public exchange offer made by the Company, in France or abroad in accordance with local regulations (including any transaction with the same effect as a public exchange offer or that may be treated in the same manner), for the securities admitted to trading on one of the regulated markets referred to in article L. 22-10-54 of the French Commercial Code, and resolves, as necessary, to cancel, in favor of the holders of these securities, the shareholders’ preemptive subscription right to these shares and/or securities to be issued pursuant to this delegation;

2°	resolves that the total nominal amount of the share capital increases likely to be carried out in this way, immediately and/or in the future, may not exceed 10% of the share capital existing on the date of the meeting of the Board of Directors deciding on the issuance and, that the nominal amount of the share capital increases shall be deducted from the ceiling authorized by this Meeting in the fifteenth resolution;

3°	further resolves, that the total nominal amount of securities representing debt securities giving access, immediately and/or in the future, to the share capital of the Corporation, likely to be issued pursuant to this resolution and under the fourteenth, fifteenth, sixteenth and nineteenth resolutions, may not exceed a ceiling of ten billion euros, or its equivalent in another currency, on the date of the decision to issue;

4°	acknowledges that, in accordance with Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the share capital of the Corporation automatically entails the waiver by shareholders of their preemptive subscription right to the equity securities to which the securities issued in accordance with this delegation would give right, immediately and/or in the future, for the benefit of the holders of these securities;

5°	resolves that the Board of Directors shall have all powers, with the ability of sub-delegate under the conditions provided for by law, to implement this resolution and, in particular, to:

-	set the terms and conditions of the share capital increase(s), and more generally, of the issuances carried out pursuant to this resolution, the exchange ratio as well as any balance to be paid in cash, determine the nature and characteristics of the securities giving access to the share capital of the Corporation, the terms and conditions for the allocation of equity securities to which these securities would give right as well as the dates on which these allocation rights may be exercised,
-	set the opening and closing dates for subscriptions, the price, the vesting date for shares issued, the terms and conditions for the payment of the share, grant time limits for such payment,
-	suspend, where appropriate, the exercise of any rights attached to equity securities or securities giving access to the share capital of the Corporation in accordance with the applicable laws and regulations,
-	make any adjustments intended to consider the impact of transaction on the Corporation’s share capital,
-	charge, if it deems it appropriate, the costs, duties and fees generated by the issuances against the amount of the corresponding premiums and, if necessary, deduct from this amount the sums necessary to bring the legal reserve to one-tenth of the new share capital after each issuance,
-	and, more generally, do all that may be useful or necessary and enter into all agreements or arrangements, in particular to achieve the successful completion of the contemplated issuances, perform all acts and formalities to the effect of recording the share capital increase(s), amend the bylaws accordingly and carry all formalities required for the admission to trading of the shares issued and/or securities giving access to the share capital of the Corporation.

This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting.

The Board of Directors may not, unless previously authorized by the Shareholders’ Meeting, make use of this delegation of powers as from the filing by a third party of a proposed public offer for the securities of the Corporation and until the end of the offer period.

Nineteenth resolution

(Delegation of powers granted to the Board of Directors, for a period of twenty-six months, to increase the share capital by issuing ordinary shares and/or securities giving access to the Corporation’s share capital in consideration for contributions in kind granted to the Corporation, with cancellation of the shareholders’ preemptive subscription right)

The shareholders’ Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, after having reviewed the report of the Board of Directors and the special report of the statutory auditors, in accordance with the provisions of Article L. 22-10-53 of the French Commercial Code:

1°	delegates to the Board of Directors the competence to increase the share capital, by issuing, in France or abroad, in the proportions and at the times it sees fit, ordinary shares of the Corporation and/or securities giving access by any means, immediately and/or in the future, to new or existing ordinary shares of the Corporation, in consideration for contributions in kind granted to the Corporation and consisting of equity securities and/ or securities giving access to the share capital, when the provisions of Article L. 22-10-54 of the French Commercial Code are not applicable;

2°	resolves, on the one hand, that the total nominal amount of the share capital increases likely to be carried out in this way, immediately and/or in the future, may not exceed 10% of the share capital existing on the date of the meeting of the Board of Directors deciding to issue and, on the other hand, that the nominal amount of the share capital increases carried out under with this resolution shall be deducted from the ceiling of 10% of the share capital existing on the date of the meeting of the Board of Directors deciding to issue authorized by this Meeting in the fifteenth resolution;

3°	further resolves, that the total nominal amount of securities representing debt securities giving access, immediately and/or in the future, to the share capital of the Corporation, likely to be issued pursuant to this resolution and under the fourteenth, fifteenth, sixteenth and eighteenth resolutions, may not exceed a ceiling of ten billion euros, or its equivalent in another currency, on the date of the decision to issue;

4°	acknowledges that, in accordance with the law, shareholders shall not have a preemptive subscription right to the securities issued in accordance with this delegation, the latter being intended to remuneration contributions in kind;

5°	acknowledges that, in accordance with Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the share capital of the Corporation automatically entails the waiver by shareholders of their preemptive subscription right to the equity securities to which the securities issued in accordance with this delegation would give right, immediately and/or in the future, for the benefit of the holders of these securities;

6°	resolves that the Board of Directors shall have all powers to implement this resolution and, in particular, to:
-	decide on any share capital increase in consideration for contributions in kind and determine the corresponding securities to be issued,
-	set the list of securities provided, approve the report of the contribution auditor(s), approve the valuation of contributions and set the issuance conditions for securities to be issued in consideration for the contributions in kind including, where applicable, the amount of the balance to be paid,
-	set all the terms and conditions of the transactions authorized in accordance with the conditions provided for in Article L. 22-10-53 of the French Commercial Code,
-	set the number of securities to be issued as consideration for the contributions in kind as well as the vesting date for shares to be issued,
-	charge, if it deems it appropriate, the costs, duties and fees generated by the issuances against the amount of the corresponding premiums and, where applicable, deduct from this amount the sums necessary to bring the legal reserve to one-tenth of the new share capital after each issuance,
-	and, more generally, with the ability to sub-delegate under the conditions provided for by law, do all that may be useful or necessary and enter into all agreements or arrangements, in particular to achieve the successful completion of the contemplated issuances, perform all acts and all formalities to the effect of recording the completion of the share capital increase(s), amend the bylaws accordingly and carry out all formalities required for the admission to trading of the shares issued;

7°	acknowledges that this delegation renders ineffective, up to the unused portion, any prior delegation having the same purpose.

This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting.

The Board of Directors may not, unless previously authorized by the Shareholders’ Meeting, make use of this delegation of powers as from the filing by a third party of a proposed public offer for the securities of the Corporation and until the end of the offer period.

Twentieth resolution

(Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to proceed to share capital increases, with cancellation of the shareholders’ preemptive subscription right, reserved to members of a company or group savings plan)

The shareholders’ Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, after having reviewed the report of the Board of Directors and the special report of the statutory auditors, in accordance with the provisions, on the one hand of Articles L. 225-129-6, L. 225-138 and L. 225-138-1 of the French Commercial Code, and, on the other hand, Articles L. 3332-18 et seq. of the French Labor Code:

1°	delegates to the Board of Directors, with the ability to sub-delegate under the conditions provided for by law, its competence to decide one or more share capital increases by issuing ordinary shares of the Corporation, in the proportions and at the times that it shall see fit, by an amount equal to 1.5% of the share capital existing on the date of the meeting of the Board of Directors deciding to issue, it being specified that the amount of the share capital issued under this resolution shall be deducted from the aggregate ceiling authorized by this Meeting in the fourteenth resolution;

2°	reserves the subscription of shares to be issued to members of a company or group savings plan of the Corporation and French or foreign corporations related to it within the meaning of Articles L. 225-180 of the French Commercial Code and L. 3344-1 of the French Labor Code, including the members mentioned in Article L. 3332-2 of the French Labor Code;

3°	authorizes the Board of Directors to proceed with the free allocation to beneficiaries indicated above, of existing shares or shares to be issued:
-	as a contribution, within the limits provided for in Articles L. 3332-11 et seq. of the French Labor Code, and/or
-	in substitution for all or part of the discount referred to in paragraph 5° of this resolution, it being understood that the benefit resulting from this allocation may not exceed the legal or regulatory limits pursuant to Article L. 3332-21 of the French Labor Code;

4°	resolves to cancel, for the benefit of the beneficiaries mentioned in paragraph 2° of this resolution, the shareholders’ preemptive subscription rights to the shares issued in by virtue of this resolution and to waive any right to the ordinary shares, the shareholders further waiving, in the event of the free allocation of shares pursuant to paragraph 3° of this resolution, any right to said shares including part of the reserves, earnings or premiums which would be incorporated into the share capital of the Company;

5°	resolves that the subscription price for the new shares may not be lower than the average of the closing prices of TotalEnergies share on Euronext Paris during the twenty trading sessions preceding the day of the Board of Directors setting the opening date for subscriptions, less a discount of 30%;

6°	resolves that the Board of Directors shall have all powers, with the ability to sub-delegate, pursuant to the conditions provided for by law, to implement this resolution and, in particular, to:

-	set the terms and conditions of the share capital increase(s) and set the dates, terms and conditions of the issuances carried out pursuant to this resolution,
-	set the opening and closing dates for subscriptions, the price, the vesting date for issued securities, the terms and conditions for the payment of the share, grant time limits for such payment,
-	charge, if it deems it appropriate, the costs, duties and fees generated by the issuances against the amount of the corresponding premiums and, where applicable, deduct from this amount the sums necessary to bring the legal reserve to one-tenth of the share capital after each issuance,
-	and, more generally, do what will be useful or necessary and enter into all agreements or arrangements, in particular to achieve the successful completion of the contemplated issuances, perform all acts and all formalities for to the effect of recording the completion of the share capital increase(s), amend the bylaws accordingly and carry out all formalities required for the admission to trading of the issued shares;

7°	acknowledges that this delegation renders ineffective, up to the unused portion, any prior delegation having the same purpose.

This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting.

Twenty-first resolution

(Amendments to the Articles of Association of the Corporation – Powers for formalities)

Voting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, upon presentation of the report by the Board of Directors, the Shareholders’ Meeting decides to amend the Articles of Association of the Corporation as follows:

-	Article 11, 11) is replaced by the following: “Such Director shall be disregarded for the purposes of determining the maximum number of Directors stipulated under Article L. 225-17 of the French Commercial Code.”
-	Article 12, para. 3, last sentence is replaced by the paragraph “The Chairman’s rights and duties cease at the latest at the end of the Shareholders’ Meeting held to approve the financial statements of the financial year during which he or she reached the age of 75.”
-	Article 15.2), para. 3 is replaced by the paragraph “The Chief Executive Officer’s duties cease at the latest at the end of the Shareholders’ Meeting held to approve the financial statements of the financial year during which he or she reached the age of 70. Subject to the age limit specified above, a Chief Executive Officer remains eligible for reappointment.”

The Shareholders’ Meeting grants full powers to the bearer of an original, copy or extract of the minutes of this Shareholders’ Meeting to accomplish all filing and publication formalities required by law in relation to the amendments of the articles of Association approved today.

***

A – Prior formalities required to participate in the Shareholders’ Meeting

Any shareholder, regardless of the number of shares held, has the right to participate in the Meeting, either by attending in person, by voting by mail, by appointing a proxy of their choice (whether an individual or a legal entity), or through representation by the Chairman of the Shareholders’ Meeting, acting as proxy. Shareholders holding their shares through the U.S. Register must also refer to the specific information provided under the subheadings listed below.

Pursuant to Article R. 22-10-28 of the French Commercial Code, the right to participate in the Shareholders’ Meeting is established by the registration of the securities in an account held in the name of the shareholder or of an intermediary registered on their behalf pursuant to the seventh paragraph of Article L. 228-1 of the French Commercial Code, on the fifth business day prior to the Meeting at midnight (Paris time), i.e., May 22, 2026, at midnight, Paris time (the “Record Date”), either in the registered securities accounts maintained for the Company by its agent, Société Générale Securities Services, or in the bearer securities accounts maintained by the authorized banking or financial intermediary referred to in Article L. 211-3 of the French Monetary and Financial Code.

The securities registration in the bearer securities accounts maintained by the authorized banking or financial intermediary is evidenced by a certificate of participation issued by the latter, attached to the remote voting or proxy form, drawn up in the name of the shareholder or on behalf of the represented shareholder, by the registered intermediary. A certificate is also issued to shareholders wishing to attend the meeting in person who have not received their admission card by midnight (Paris time) on the fifth business day preceding the meeting.

Regardless of the shareholder’s choice, only shares registered in the account on the fifth business day preceding the date of the Meeting, i.e., May 22, 2026, at midnight (Paris time), will be taken into account for voting. For any transfer of shares prior to this date, the transferor’s remote vote, proxy, admission card, or certificate of attendance will be invalidated in proportion to the number of shares transferred, and the vote corresponding to those shares will not be counted. For any transfer of shares after this date, the transferor’s vote will remain valid and will be counted in the transferor’s name.

Additional information for shareholders holding their shares through the U.S. Register

Société Générale acts as a registered agent on behalf of shareholders who hold shares through the U.S. Register maintained by Computershare Trust Company, N.A. (the “U.S. Register”) ; these shareholders are either directly registered as US Registered Holders or indirectly registered through a financial institution such as a bank or broker, via the Depository Trust Company (DTC) as US Beneficial Owners.

Shareholders holding their shares through the U.S. Register, regardless of the number of shares they own, may participate in the Shareholders’ Meeting under the conditions specified below.

In accordance with Article R. 22-10-28 of the French Commercial Code, only votes attached to shares held by shareholders through the U.S. Register as of the Record Date, i.e., May 22, 2026, at 12:00 a.m. Paris time (May 21, 2026, at 6:00 p.m. New York time).

For any transfer of shares held through the U.S. Register or repositioning to Euroclear France prior to this Record Date, the remote vote, the proxy, admission card, or legal proxy will be invalidated in proportion to the number of shares transferred or repositioned in Euroclear France, and the vote corresponding to those shares will not be counted. For any transfer or repositioning of shares to Euroclear France after this date, the vote cast will remain valid and will be counted in the name of the transferor or the shareholder who has repositioned their shares.

In accordance with U.S. practices, only shareholders holding their shares through the U.S. Register at the close of the New York Stock Exchange on April 30, 2026 (“U.S. Notice Record Date”) will receive notices and information regarding the Annual Shareholders’ Meeting. Shareholders who acquired shares held, or who transferred shares to be held, through the U.S. Register between the U.S. Notice Record Date and the Record Date will not be able to receive the notices and information sent to shareholders as of the U.S. Notice Record Date. Consequently, US Beneficial Owners or US Registered Holders who have acquired or transferred shares between these two dates and wish to participate in the Shareholders’ Meeting are invited to contact, well in advance, their bank or broker, or Computershare Trust Company, N.A., to transfer their shares to Euroclear France so that they may exercise their voting rights at the Shareholders’ Meeting .

B – Procedures for participating in the Shareholders’ Meeting

1.	In-Person Attendance at the Shareholders’ Meeting

a)	Shareholders wishing to attend the Shareholders’ Meeting in person may request an admission card either electronically or by mail, under the following conditions:

•	Electronic request for an admission card

Shareholders wishing to attend the Meeting in person may request an admission card electronically as follows:

-	Shareholders whose shares are held in a registered account may submit their request online via the secure VOTACCESS platform by logging in to the website https://sharinbox.societegenerale.com. Once logged in, the registered shareholder must follow the on-screen instructions to request their admission card.
-	Shareholders whose shares are held in bearer form must contact their account-holding institution to determine whether it is connected to the VOTACCESS platform and, if so, whether such access is subject to specific terms of use. Please note that only bearer shareholders whose account-holding institution has joined the VOTACCESS platform will be able to request their admission card online.

If the shareholder’s account-holding institution is connected to the VOTACCESS platform, the shareholder must log in to their account-holding institution’s web portal using their usual login credentials. They must then click on the icon that appears on the line corresponding to their TotalEnergies shares and follow the on-screen instructions to access the VOTACCESS platform and request an admission card.

•	Requesting an admission card by mail

Requests for admission cards from shareholders whose shares are held in a registered account must be sent using the prepaid reply envelope enclosed with the notice of meeting or by regular mail to the following address: Société Générale Securities Services - Shareholders’ Meeting’s Department – CS 30812, 44308 Nantes Cedex.

Requests for admission cards from shareholders whose shares are held in bearer form must be made through the authorized intermediary managing the shareholder’s securities account.

•	Certificate of participation

Shareholders wishing to attend the Meeting, but who have not received their admission card must report directly on the day of the Meeting to the counter specifically designated for this purpose at the Coupole Tower: bearer shareholders must present a valid ID and the certificate of participation previously issued by their authorized intermediary. Registered shareholders must present a valid identity document.

b)	Specific procedures for shareholders holding their shares through the U.S. Register

Shareholders holding shares through the U.S. Register who are registered as a U.S. Registered Holder or a U.S. Beneficial Owner and wish to attend the Shareholders’ Meeting in person may do so under the following terms and conditions:

-	Any shareholder registered as a US Registered Holder or US Beneficial Owner, holding shares through the US Register, must, in order to attend the Shareholders’ Meeting in person, present an admission card issued by Broadridge, following prior registration via the “Attend a Meeting” link available on the website www.proxyvote.com. This registration must be completed no later than May 25, 2026, at 11:59 p.m. (New York time).

-	In accordance with French law and practices applicable to U.S. markets, any U.S. Beneficial Owner wishing to attend the Shareholders’ Meeting in person must also hold a legal proxy, obtained either from Broadridge via the website www.proxyvote.com, or from their bank or usual broker. Unless this proxy is executed on the Record Date or the number of shares has not changed since the proxy was executed, the U.S. Beneficial Owner must be able to evidence the number of shares held as of the Record Date.

To obtain their admission card and, if applicable, their legal proxy via the website www.proxyvote.com, shareholders must enter the sixteen-digit (16) control number found either on their Proxy Card (for US Registered Holders) or on the Voting Instruction Form (for US Beneficial Owners) or on the Notice & Access Communication, and then follow the instructions provided on the website.

In the event that the aforementioned voting documents do not mention the option to exercise rights via the website www.proxyvote.com or do not include the number, or the full sixteen-digit (16) control number (incorrect or incomplete information), it is the shareholder’s responsibility to contact their bank or broker directly well in advance of the date of the Shareholders’ Meeting .

Given the short timeframe between the Record Date and the date of the Shareholders’ Meeting, any US Beneficial Owner wishing to attend the Shareholders’ Meeting in person is advised to contact, well in advance, their broker, their bank, or any other intermediary through whom they hold their shares to find out the procedures (including deadlines and, where applicable, costs) for obtaining, in a timely manner, an admission card, a legal proxy, and, where applicable, proof of ownership as of the Record Date.

Shareholders must report on the day of the Meeting directly to the counter specifically designated for this purpose at the Coupole Tower and must present their identification documents, the admission card issued in their name, and, for U.S. Beneficial Owners, the legal proxy issued in their name (as well as, if applicable, proof of ownership as of the Record Date) under the conditions specified above. Access to the Shareholders’ Meeting will be denied to any person unable to present the aforementioned required documents.

It is noted that any shareholder who holds shares through the U.S. Register, whether as a U.S. Registered Holder or a U.S. Beneficial Owner, may take the necessary steps prior to the Record Date to reposition their shares in Euroclear France and request an admission card from Société Générale Securities Services.

2.	Voting by mail or by proxy

a)	Shareholders may vote remotely prior to the Shareholders’ Meeting or choose to be represented at the meeting by granting a proxy to the Chairman of the meeting or to a proxy of their choice, by submitting their instructions either electronically or by mail. Shareholders are strongly encouraged to use electronic voting.

It is noted that if no proxy is designated on the proxy voting form, the Chairman of the Meeting will cast a vote in favor of adopting the draft resolutions presented or approved by the Board of Directors and a vote against adopting all other draft resolutions.

•	Electronically

Shareholders may submit their voting instructions or appoint or revoke a proxy via the Internet prior to the Shareholders’ Meeting, on the VOTACCESS platform, under the conditions described below:

-	For shareholders whose shares are held in registered form:

Holders of registered shares (whether in direct or administered form) who wish to vote online may access the VOTACCESS platform by visiting the website https://sharinbox.societegenerale.com. Once logged in, the shareholder holding registered shares must follow the on-screen instructions to access the VOTACCESS platform and vote or appoint or revoke a proxy.

-	For shareholders whose shares are held in a bearer form:

It is the responsibility of shareholders whose shares are held in a bearer form to determine whether their account-holding institution is connected to the VOTACCESS platform and, if so, whether such access is subject to specific terms of use. It is specified that only shareholders whose shares are held in bearer form and whose account-holding institution has joined the VOTACCESS platform may vote online or appoint and revoke a proxy via the Internet.

If the shareholder’s account-holding institution is connected to the VOTACCESS platform, the shareholder must log in to their account-holding institution’s online portal using their usual login credentials. They must then click on the icon that appears on the line corresponding to their TotalEnergies shares and follow the on-screen instructions to access the VOTACCESS platform and vote or appoint or revoke a proxy.

If the shareholder’s account-holding institution is not connected to the VOTACCESS platform, it is noted that the notification of the appointment or revocation of a proxy may nevertheless be made electronically in accordance with the provisions of Article R. 22-10-24 of the French Commercial Code, as follows:

-	the shareholder must send an email to assemblees.generales@sgss.socgen.com. This email must include the following information: name of the company concerned, date of the Meeting, last name, first name, address, bank details of the principal, as well as the last name, first name, and, if possible, the address of the proxy holder.

-	the shareholder must request that the financial intermediary managing their securities account send written confirmation to the Shareholders’ Meeting’s Department of Société Générale Securities Services, CS 30812, 44308 Nantes Cedex 3.

Only notifications of the appointment or revocation of proxies may be sent to the above-mentioned email address, any other request or notification regarding a different matter will not be considered and/or processed.

In order for the appointments or revocations of proxies submitted electronically to be validly considered, confirmations must be received no later than the day before the Meeting, at 3:00 p.m. (Paris time), i.e., no later than May 28, 2026, at 3:00 p.m. (Paris time).

Once received, instructions given electronically are irrevocable, except in the case of transfers of securities that are subject to the notification provided for in Section IV of Article R. 22-10-28 of the French Commercial Code.

The VOTACCESS platform will be available no later than the date of the convening the Shareholders’ Meeting.

The option to vote online prior to the Shareholders’ Meeting will close on the day before the meeting, i.e., May 28, 2026, at 3:00 p.m. (Paris time). However, to avoid any potential congestion on the VOTACCESS platform, shareholders are advised not to wait until the day before the Shareholders’ Meeting to vote.

•	By mail

As mentioned above, shareholders are strongly encouraged to cast their votes or grant proxies electronically. Nevertheless, shareholders wishing to vote by mail or to be represented by granting a proxy to the Chairman of the Meeting or to any other individual or legal entity of their choice in accordance with legal and regulatory requirements may:

-	for shareholders whose shares are held in a registered form, return the single form for voting by mail or by proxy using the prepaid return envelope enclosed with the notice of meeting or by regular mail to the following address: Société Générale Securities Services – Shareholders’ Meeting Department – CS 30812, 44308 Nantes Cedex;

-	for shareholders whose shares are held in a bearer account, request the single form for voting by mail or by proxy from the intermediary managing their securities as of the date of the convening of the Meeting. Once completed by the shareholder, the form must be returned to the account-holding institution, which will attach a certificate of participation and forward it to Société Générale Securities Services, Shareholders’ Meeting’s Department (CS 30812 - 44 308 Nantes cedex 3).

To be taken into account, mail-in voting forms must be received by the Company or the Shareholders’ Meeting’s Department of Société Générale Securities Services no later than May 27, 2026, in accordance with the provisions of Article R. 225-77 of the French Commercial Code.

Appointments or revocations of proxies submitted in paper form must also be received no later than May 27, 2026.

b)	Specific procedures for shareholders holding shares through the U.S. Register

•	U.S. Registered Holders: shareholders registered as U.S. Registered Holders may exercise their voting rights, at their discretion, electronically or by mail. In the case of electronic voting, it is not necessary to return the Proxy Card. The US Registered Holder, armed with their Proxy Card or their Notice & Access Communication — in order to view their control number — should visit www.proxyvote.com and follow the instructions to access the documents online and submit their voting instructions electronically. The electronic voting systems will be available 24 hours a day starting May 7, 2026, and will close on May 25, 2026, at 11:59 p.m. (New York time). Shareholders wishing to vote by mail may return their Proxy Card to the following address: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. To be counted, the Proxy Card must be received no later than May 26, 2026, at 12:00 p.m. (New York time).

•	US Beneficial Owners: shareholders registered as US Beneficial Owners, holding their shares through a financial institution such as a bank or brokerage firm (so-called “street name” holding), will receive, if applicable, the Notice & Access Communication or the voting documents through that institution. The Voting Instruction Form, issued by Broadridge or any equivalent service provider, will specify the procedures by which these shareholders may exercise the voting rights attached to their shares.

•	Electronic receipt of voting documents: shareholders may choose to receive voting documents electronically by registering at the following address: www.proxyvote.com, or by indicating their preferences to their broker, bank, or other intermediary. If this option is selected, the shareholder will receive an email containing the necessary instructions, including a link to the website where the documents will be made available and where they may exercise their voting rights.

3.	Change of participation method

Pursuant to Article R. 22-10-28 of the French Commercial Code, once a shareholder has already cast their vote remotely, sent a proxy, or requested their admission card or a certificate of participation under the conditions set forth in the last sentence of the aforementioned article, they may no longer choose another method of participation in the Meeting.

C - Requests to add items or draft resolutions to the agenda and written questions from shareholders

In accordance with the provisions of Article L. 2312-77 of the French Labor Code, the Central Social and Economic Committee may request that draft resolutions be added to the agenda of this Shareholders’ Meeting. The request must be sent to the Company’s registered office within ten days of the publication of this notice, under the conditions set forth in Article R. 2312-32 of the French Labor Code, by a member of the Committee authorized for this purpose. Requests must be accompanied by the text of the draft resolutions, which may be accompanied by a brief statement of reasons.

In accordance with Articles L. 225-105, R. 225-71, R. 225-73, and R. 22-10-22 of the French Commercial Code, shareholders who meet the conditions set forth in the applicable laws and regulations may request the inclusion of items or draft resolutions on the agenda of the Meeting, by registered letter with acknowledgment of receipt addressed to the Company’s registered office. Requests for the inclusion of items or draft resolutions must be received by the Company no later than the twenty-fifth day preceding the date of the Meeting and may not be submitted more than twenty days after the date of publication of this notice, in accordance with the provisions of Article R. 22-10-22 of the French Commercial Code.

Requests for the inclusion of items on the agenda must be duly justified. The request to include draft resolutions must be accompanied by the text of the draft resolutions, which may be accompanied by a brief statement of reasons. Such requests must be accompanied by a shareholding certificate evidencing the portion of the share capital referred to in Article R. 225-71 of the French Commercial Code. Consideration of the item or resolution is subject to the submission, by the authors of the request, of a new certificate evidencing the registration of the securities in an account on the fifth day preceding the Meeting at midnight (Paris time), i.e., May 22, 2026, at midnight (Paris time).

For US Registered Holders holding their shares through the US Register, the shareholder may contact Computershare Trust Company, N.A.. For US Beneficial Owners holding their shares through the US Register, the shareholder may contact their broker or bank, specifying that, to be admissible, the certificates must establish an unbroken chain of ownership between the US Beneficial Owner and the account opened with the Depository Trust Company (DTC) by a DTC Participant.

The text of the draft resolutions submitted by the Central Economic and Social Committee or by shareholders meeting the legal requirements, as well as the items added to the agenda of the Meeting at the request of the aforementioned shareholders, will be published on the Company’s website www.totalenergies.com, under the Shareholders/Shareholders’ Meeting’s section.

D. Written Questions from Shareholders

In accordance with Articles L. 225-108 and R. 225-84 of the French Commercial Code, each shareholder has the ability to submit written questions, to which the Board of Directors is required to respond in accordance with the applicable legal and regulatory provisions.

Written questions must be sent, to the Company’s registered office, by registered letter with acknowledgment of receipt addressed to the Chairman of the Board of Directors, as from the date of the notice of the Meeting and no later than the fourth business day preceding the date of the Shareholders’ Meeting , i.e., no later than May 22, 2026, inclusive. To be considered, these written questions must be accompanied by a certificate of registration, either in the registered securities accounts or in the bearer securities accounts maintained by a financial intermediary. For US Registered Holders holding their shares through the US Register, the shareholder may contact Computershare

Trust Company, N.A. For US Beneficial Owners holding their shares through the US Register, the shareholder may contact their broker or bank, specifying that, to be admissible, the certificates must establish an unbroken chain of ownership between the US Beneficial Owner and the account opened with the Depository Trust Company (DTC) by a DTC Participant.

In accordance with applicable law, a response to a written question shall be deemed to have been provided once it appears on the Company’s website in a section dedicated to questions and answers.

E - Shareholders’ Right of Access

All documents and information provided for in Article R. 22-10-23 of the French Commercial Code may be consulted on the Company’s website, www.totalenergies.com, under the Shareholders section, for an uninterrupted period beginning no later than the twenty-first day preceding the Meeting.

Shareholders may also obtain, under the conditions set forth in applicable legal and regulatory provisions, the documents provided for in Articles L. 225-115, R. 225-81, and R. 225-83 of the French Commercial Code, by submitting a written request to:

-	either to SOCIETE GENERALE SECURITIES SERVICES, Shareholders’ Meetings Department (CS 30812 - 44 308 Nantes cedex 3).
-	or to TotalEnergies SE – Individual Shareholder Relations Department – 2, place Jean Millier - 92078 Paris La Défense Cedex.

Shareholders holding shares through the U.S. Register as of April 30, 2026 (U.S. Notice Record Date) will also receive a Notice & Access Communication, containing instructions on how to access the proxy statement and the Form 20-F annual report.

F- Audio-visual broadcast

In accordance with Articles L. 22-10-38-1 and R. 22-10-29-1 of the French Commercial Code, the Shareholders’ Meeting will be broadcast in its entirety via a live audiovisual stream accessible via a link on the Company’s website totalenergies.com, unless technical reasons make such a broadcast impossible or severely disrupt it. A recording of the Shareholders’ Meeting will be available on the Company’s website no later than seven business days after the date of the Shareholders’ Meeting and for at least two years from the date it is posted online.

G- Voting Results

The results of the Shareholders’ Meeting of Shareholders will be published on the Company’s website www.totalenergies.com, under the Shareholders/Shareholders’ Meeting’s section, in accordance with the provisions of Article R. 22-10-30 of the French Commercial Code.